Telix Pharmaceuticals Limited ACN 616 620 369 55 Flemington Road North Melbourne Victoria, 3051 Australia ASX ANNOUNCEMENT Page 1 FDA Accepts NDA for TLX101-Px (Pixclara®) Melbourne (Australia) and Indianapolis, IN (U.S.) – April 10, 2026. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, “Telix”) today announces that the United States (U.S.) Food and Drug Administration (FDA) has accepted the Company’s resubmitted New Drug Application (NDA) for TLX101-Px1, (Pixclara®2, Floretyrosine F 18 or 18F-FET), an investigational PET3 agent for the imaging of glioma (brain cancer), and has assigned a PDUFA4 goal date of September 11, 2026. The approval of TLX101-Px will fulfil a significant unmet medical need for the characterization of recurrent or progressive glioma from treatment related changes in both adult and pediatric patients5. Neuroimaging of glioma with 18F-FET is already broadly recommended in international clinical practice guidelines – including NCCN Guidelines®6 – and TLX101-Px has been granted Orphan Drug7 and Fast Track8 designations by the FDA. “There remains a critical unmet need in improving our ability to image residual glioma after treatment,” said Thomas Hope, MD, Vice Chair, Department of Radiology and Biomedical Imaging, University of California, San Francisco (UCSF). “We have worked with Telix for the last three years to help leverage our clinical data to help make FET-PET9 available to patients in the United States.” Patrick Wen, MD, E. Antonio Chiocca, MD, PhD, Family Endowed Chair in Neuro-Oncology at Mass General Brigham Cancer Institute, added, “Distinguishing tumor progression from treatment-related change remains one of the most challenging aspects of glioma care. PET imaging with 18F-FET is an important tool in clinical practice worldwide, and the FDA’s acceptance of this application is a meaningful step toward broader access for patients and clinicians in the United States.” Kevin Richardson, CEO, Telix Precision Medicine, added, “The FDA’s acceptance of our NDA resubmission is an important milestone for Telix. We appreciate the FDA’s constructive engagement and look forward to working closely with the Agency to urgently obtain approval and then bring this product to market for the benefit of patients.” Telix’s FY 2026 financial guidance does not include any revenue contribution from TLX101-Px. About TLX101-Px TLX101-Px is a PET imaging candidate, which has been granted Fast Track and Orphan Drug designations by the FDA for the characterization of recurrent or progressive glioma from treatment related changes. TLX101-Px targets membrane transport proteins known as L-type amino acid 1 Telix’s NDA was resubmitted on March 13, 2026. Telix ASX disclosure March 16, 2026. 2 Brand name subject to final regulatory approval. 3 Positron emission tomography. 4 Prescription Drug User Fee Act. 5 Subject to FDA review and approval. 6 Galldiks et al. Lancet Oncol. 2025 (Joint guidelines from the European Association of Nuclear Medicine (EANM), European Association of Neuro-Oncology (EANO), Society of Nuclear Medicine and Molecular Imaging (SNMMI), Response Assessment in Neuro-Oncology (RANO), The European Society for Pediatric Oncology and The Response Assessment in Pediatric Neuro-Oncology for the characterization of recurrence in glioma patients); National Comprehensive Cancer Network® (NCCN) Clinical Practice Guidelines in Oncology (NCCN Guidelines®) for Central Nervous System Cancers V1.2025. 7 Telix ASX disclosure October 6, 2020. 8 Telix ASX disclosure April 16, 2024. Fast Track is a process designed to facilitate the development, and expedite the review of drugs to treat serious conditions and fill an unmet medical need. The purpose is to get important new drugs to the patient earlier. More: https://www.fda.gov/patients/fast-track-breakthrough-therapy-accelerated-approval-priority- review/fast-track 9 Positron emission tomography imaging with Floretyrosine F 18.

Page 2 transporters 1 and 2 (LAT1 and LAT2). This enables TLX101-Px to be potentially utilized as a patient selection and response assessment tool for Telix’s LAT1-targeting therapy candidate TLX101-Tx (iodofalan 131I), currently under investigation in the pivotal IPAX-BrIGHT trial in patients with recurrent glioblastoma10 . TLX101-Px and TLX101-Tx have not received marketing authorizations in any jurisdiction. About gliomas Gliomas are diffusely infiltrative tumors that affect the surrounding brain tissue. They are the most common form of central nervous system (CNS) cancer that originates from glial cells, accounting for approximately 30% of all brain and CNS tumors and 80% of all malignant brain tumors11. In the U.S., there are approximately 24,000 new glioma cases diagnosed annually12. Glioblastoma (GBM) is a high-grade glioma and the most common and aggressive form of primary brain cancer. The mainstay of treatment for GBM comprises surgical resection, followed by combined radiotherapy and chemotherapy. Despite such treatment, recurrence occurs in almost all patients13, with an expected survival duration of 12-15 months from diagnosis14. About Telix Pharmaceuticals Limited Telix is a global biopharmaceutical company focused on the development and commercialization of radiopharmaceuticals with the goal of addressing significant unmet medical need in oncology and rare diseases. Telix is headquartered in Melbourne (Australia) with international operations in the United States, United Kingdom, Brazil, Canada, Europe (Belgium and Switzerland) and Japan. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX). Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and U.S. Securities and Exchange Commission (SEC) filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook. Telix Investor Relations (Global) Ms. Kyahn Williamson SVP Investor Relations and Corporate Communications kyahn.williamson@telixpharma.com Telix Investor Relations (U.S.)  Ms. Annie Kasparian  Director Investor Relations and Corporate Communications  annie.kasparian@telixpharma.com Telix Investor Relations (Australia) Ms. Charlene Jaw Associate Director Investor Relations charlene.jaw@telixpharma.com Media Contact Eliza Schleifstein 917.763.8106 (Mobile) Eliza@schleifsteinpr.com This announcement has been authorized for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board. Legal Notices Cautionary Statement Regarding Forward-Looking Statements. 10 ClinicalTrials.gov ID: NCT07100730. 11 Goodenberger et al. Cancer Genet. 2012. 12 CBTRUS Statistical Report: Primary Brain and Other Central Nervous System Tumors Diagnosed in the United States in 2018-2022. Neuro-Oncology. 2025. 13 Park et al. Journal of Clinical Oncology. 2010. 14 Ostrom et al. Neuro Oncol. 2018.

Page 3 You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website. The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement. This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, including TLX101-Px and TLX250-Px, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business, including as a result of war or other geopolitical conflicts; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements. Trademarks and Trade Names. All trademarks and trade names referenced in this press release are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or ™ symbols. Such omissions are not intended to indicate any waiver of rights by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties. ©2026 Telix Pharmaceuticals Limited. All rights reserved.